August 12, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention: Jessica Plowgian, Attorney

Re:	VIASPACE Green Energy, Inc. Registration Statement on Form S-1 Filed June 3, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc. (the “Company” or “VGE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 30, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.	Please revise your registration statement to include a table of contents. See Item 502(a) of Regulation S-K.

Response:    We have included a table of contents in the registration statement.

2.	Please revise your registration statement to include the disclosure required by Item 502(b) of Regulation S-K.

Response:   We have added the dealer undertaking to distribute the prospectus.

3.
We note that you have identified your selling shareholders as underwriters. We also note the number of shares being registered forsale on behalf of non-affiliates relative to the total number of shares outstanding, not held by affiliates.  Based upon these facts and the proximity of the initial placement of the securities to the date of this offering, it appears that this offering is an indirect primary offering.  As such, please fix the offering price of the securities for the duration of the offering.

Response:  We have revised our disclosure to indicate that selling shareholders may be deemed to be underwriters consistent with our disclosure in the Selling Shareholder and the other sections of our Plan of Distribution section.

While our Plan of Distribution states that these selling stockholders may be “deemed” to be underwriters, we do not believe that they are actually underwriters in the resale offering of the VIASPACE Green Energy registered shares for the following reasons:

1.  None of the selling shareholders will be involved in a “distribution,” as described in the Preliminary Note to Rule 144, pursuant to the registration statement.

2.  None of the selling shareholders will be engaging in usual underwriter activities such as "roadshows" and other selling efforts.

3.  None of the selling shareholders are broker-dealers; none have any plan or other arrangement with any broker-dealers to resell the stock.

We are registering all of the shares pursuant to Rule 415.  The shares are issued pursuant to a reverse merger, and therefore, we believe that the number of shares eligible for registration under Rule 415 may be more expansive than would ordinarily be permitted.  The “proximity of the initial placement of securities” to the date of this offering should have no bearing on whether this is an indirect primary offering as the capital is not raised on behalf of VIASPACE Green Energy, IPA China or IPA BVI.  For example, many PIPE transactions have public registrations immediately following the initial placement.  As such we intend to continue filing on a continuous and delayed basis under Rule 415.

4.
We note the statements throughout your registration statement that IPA China has a license to grow and sell a hybrid grass product.  However, the Securities Purchase Agreement filed as Exhibit 10.1 to your registration statement indicates that the license for the grass will not be assigned to IPA China until the consummation of the second closing, which has not yet occurred. Please tell us whether the license has been assigned to IPA China and, if necessary, please revise your disclosure accordingly.

Response:  IPA has a license from an exclusive licensee of the grass license, China Gate Technology Co., Ltd., a Brunei Darussalam company (“Licensor”).  Licensor licensed its exclusive license from the inventor of the Grass License.  At the second closing, Licensor shall transfer its license to IPA China such that IPA China shall be a direct exclusive licensee from it.

5.	We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response:  We have filed all exhibits with this next amendment other than Exhibit 5.1 which shall be filed with the amendment immediately prior to such time that the registration statement will be declared effective.

6.	Please revise your registration statement to include the disclosure required by Item 506 of Regulation S-K.

Response:  The “Dilution” table is not applicable to this registration statement because the Company is not selling any securities pursuant to this registration statement.  Outside investors’ would not have their purchase price be diluted with as the Company is not receiving any proceeds.

Prospectus Summary, page 5

7.
Revise your prospectus summary to include a summary of the nature of your business.  This discussion should address your current activities with respect to both your framed art business and your grass business.  It should also disclose the activities you intend to perform in the future as you continue to develop your grass business.

Response:  We have revised our prospectus summary to describe the nature of our grass and artwork business.

8.
To ensure that you provide a balanced discussion, please revise your risk factor section on page five to disclose your principal risk factors, including, for example, the lack of a market for your common equity securities, your limited operating history, the uncertainty associated with the second closing of your transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd., and the impact on your operations if such closing does not occur.

Response:  We have revised our risk factors section to disclose our principal risk factors.

Risk Factors, page 7
General

9.
Please revise your disclosure to clearly identify the risk factors that are specifically related to your framing business and your grass business and group those risk factors together in your disclosure.

Response: We have divided our risk factors between our framing business and our grass business.

10.
Include a risk factor addressing the risk that the second closing of your transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd. may not occur.  Such disclosure should include, but not be limited to, management’s assessment of when the closing will occur, the impact that a failure of such closing to occur would have on your operations, the possible termination of your employment agreements with Messrs. Kukkonen, Chang, Muzi and Wang, and an analysis of the non-compete provisions contained in the stock purchase agreement.

Response:  We have added a risk factor describing the consequences if the second closing did not occur.

11.
Please include a risk factor identifying the risks associated with your lack of customers for grass crops as referenced on page 30. The risk factor should also address when management anticipates that you will begin to receive revenues from your grass business.

Response: We have included a risk factor identifying risks associated with a lack of customers.

12.
We note your disclosure on page 31 that sales to one customer comprised 57% of your total revenues in 2008.  Please identify this customer and include a risk factor addressing your dependence on this customer.

Response:  We have revised our disclosure to mention that the customer comprising 57% of our total revenue in 2008 was Hobby Lobby.

13.
Please ensure that each risk factor contains management’s quantified assessment of the risk, where possible, and discusses any specific past experiences you have had with the events or costs addressed in the risk factor.  See, for example:

•	We may be subject to intellectual property rights claims...” on page 10;
•	“Our failure to protect our intellectual property rights may undermine our competitive position ...” on page 10;
•	“We may be subject to product quality or liability claims...” page 12; and
•	“Recent PRC regulations relating to the establishment of offshore special purpose vehicles...,” page 15.

These are only examples.

Response: We have revised our registration statement to disclose management’s quantified assessment where possible and to discuss past experiences with risk factors.

“Our limited operating history makes it difficult to evaluate our future prospects and results of operations,” page 8

14.	Please expand each of the factors included in this risk factor to explain how these risks are relevant to your company in particular.

Response:  We have expanded each factor including in this risk factor accordingly.

“The Chinese agricultural market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively,” page 9

15.
We note your statement that the PRC government restricts foreign ownership of any domestic agricultural development and production business to no more than 50%.  Please expand this risk factor to explain how your proposed transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd. will be affected by these ownership restrictions.

Response:  We have obtained a permit that enables IPA China to be owned by IPA BVI instead of Sung Hsien Chang.  We have deleted reference to this 50% foreign ownership limitation.

“We may be subject to intellectual property rights claims or other claims in the future…” page 10

16.
Please expand your disclosure to indicate how you determine whether your suppliers have all relevant intellectual property rights to the products, technology and processes you license from them.  We note your statement on page 32 that you believe the chance that the artwork you place into your picture frames does not have the necessary copyrights is “minimal.” Please disclose the basis for this statement.

Response:  We have expanded our disclosure to reflect that, we purchased our artwork designs from reputable publishers who have represented that they hold valid copyrights or copyright licenses and have licensed a valid right to manufacture, sell and distribute the reproductions of the artwork to us.

 “Our business depends substantially on the continuing efforts of our management…” page 11

17.
Please identify the members of your management team that you reference in this risk factor. Please clarify how this risk factor differs from the risk factor on page 13 regarding your dependence on Messrs.  Kukkonen, Chang and Muzi.

Response:  We have combined both risk factors.

“We may not possess all the licenses required to operate our business…” page 11

18.
Please revise this risk factor to include additional analysis regarding the types of permits and licenses you need. Such disclosure should include management’s assessment of whether you currently possess all the permits and licenses required for each of your business segments.  Quantify, if possible, the fines or penalties you may incur if you fail to obtain or maintain such permits or licenses.

Response:  We have revised the risk factor accordingly.

“If we grant employee share options...,” page l3

19.
We note the statement that you granted 1,400,000 share options under your share incentive plan in June 2009 as well as your disclosure that you will grant an undetermined number of options to Messrs. Chang and Wang upon consummation of the second closing of your pending transaction.  We also note your statement on page 34 that you have only reserved 1, 400,000 ordinary shares under this share incentive plan.  Please revise this risk factor to reference the additional shares you intend to issue upon the second closing of your pending transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd.  Please also clarify your disclosure to indicate how many additional shares management anticipates reserving with respect to this stock option plan.

Response:  We have revised this risk factor to disclose the number of shares reserved under the option plan after the option issuance to Chang and Wang.

Management’s Discussion and Analysis… page 21

20.
We note your statement on page 22 that if the second closing fails to occur, neither VIASPACE nor its affiliates shall engage in the grass business in China for a period of three years from the first closing date.  Please revise this disclosure to indicate the date on which this non-competition restriction will take effect and include management’s assessment of how such restriction would impact your operations, liquidity and capital resources.

Response:

In Section 10.3 of the Securities Purchase Agreement related to the acquisition of IPA BVI and IPA China by VIASPACE and VGE; VIASPACE and its affiliates, or any of their directors or officers, agreed not to engage in the grass business for a period of three years from the First Closing date on October 21, 2008.  This clause protects the Seller from competition by VIASPACE and its affiliates if the Second Closing does not occur.  This clause will not negatively impact the operations, liquidity and capital resources of the Registrant if the Second Closing does not occur.

Attached is a revised paragraph that will be inserted on page 22.

“In the event that the Second Closing fails to occur, neither VIASPACE or its affiliates (but excluding us), or any of their directors or officers, shall engage in the grass business in China for a period of three years after the First Closing Date, or October 21, 2011.  Our management does not believe that this clause would negatively impact our operations, liquidity and capital resources if a Second Closing does not occur.  This clause protects us from competition by VIASPACE or its affiliates (excluding us), including its officers and directors if the Second Closing fails to occur.”

21.
Refer to your discussion of the three months ended March 31, 2009 compared to the three months ended March 31, 2008 on page 23.  Please revise to provide a discussion of your operations by operating segment, since you recorded revenues in both your artwork and grass segments.

Response:

On page 23 under Results of Operations, all of the revenues recorded for the Period from Inception through December 31, 2008 and for the Three Months Ended March 31, 2009 were from framed artwork sales.  There were no revenues recorded related to the grass segment during those periods.  There were operating expenses recorded related to the grass segment.  We have revised the Results of Operations in the Amended S-1 to indicate the revenues and expenses of each segment.

The following is an excerpt of the revised disclosure:

Three Month Period Ended March 31, 2009 Compared to Three Month Period Ended March 31, 2008

Note:  The acquisition of IPA BVI and IPA China occurred on October 21, 2008.  The following discussion reflects a comparison of actual financial results for the three month period ended March 31, 2009 versus actual results incurred by IPA BVI and IPA China for the three month period ended March 31, 2008.

Revenues

Revenues were $591,000 and $635,000 for 2009 and 2008, respectively, a decrease of $44,000 or 7%.  Sales of framed artwork were down by 7% during the quarter as compared with the prior year as customer filled orders were lower.  All of the revenues recorded during 2009 and 2008 are from the Company’s framed artwork segment.  There were no grass segment revenues recorded during 2009 and 2008.

Cost of Revenues

Costs of revenues were $335,000 and $376,000 for 2009 and 2008, respectively, a decrease of $41,000 or 11%.   Framed artwork costs of revenues were lower as expected due to a decrease in revenues.  All of the cost of revenues recorded during 2009 and 2008 are from the Company’s framed artwork segment.  There were no grass segment cost of revenues recorded during 2009 and 2008.

Gross Profit

The resulting effect on these changes in revenues and cost of revenues from 2008 to 2009 was a decrease in gross profits from $259,000 in 2008 to $256,000 in 2009, a decrease of $3,000 or 1%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $403,000 and $187,000 for 2009 and 2008, respectively, an increase of $216,000 or 115%.

Framed Artwork Segment
Of the total amounts, the framed artwork segment had selling, general and administrative expenses of $227,000 and $187,000 for 2009 and 2008, respectively, an increase of $40,000.  This increase was primarily due to higher commissions paid during the three months ended March 31, 2009, compared with the same period in 2008.

Grass Segment
Of the total amounts, the grass segment related to growing Giant King Grass in the PRC had selling, general and administrative expenses of $176,000 and zero for 2009 and 2008, respectively, an increase of $176,000.  This segment did not have any corresponding costs incurred in the first quarter of 2008, as this segment commenced operations in the fourth quarter of 2008.  Included in the costs of $176,000 were professional accounting fees of $59,000, consulting fees of $93,000, public relations fees of $15,000 and other expenses of $9,000.

Income (Loss) from Operations

The resulting effect on these changes in gross profits, selling, general and administrative expense was that the Company had an increase in loss from operations of $219,000 from 2008 to 2009.

Framed Artwork Segment
Of the total amounts, the framed artwork segment had an increased loss from operations of $43,000 from 2008 to 2009.

Grass Segment
Of the total amounts, the grass segment had a loss from operations of $176,000 in 2009.  There were no results of operations for the first three months of 2008 as the segment commenced operations in the fourth quarter of 2008.

Other Income (Expense), Net

Other income (expense), net increased $4,000 from 2008 to 2009 or $100%.

Period from Inception (July 1, 2008) through December 31, 2008 (Audited) Compared to Period from October 21, 2007 through December 31, 2007

Note:  The acquisition of IPA BVI and IPA China occurred on October 21, 2008.   Our company was inactive from July 1, 2008 through October 20, 2008.  The following discussion reflects a comparison of actual financial results versus actual results incurred by IPA BVI and IPA China for the same period presented.

Revenues

Revenues were $866,000 and $816,000 for the period ending December 31, 2008 and 2007, respectively, an increase of $50,000, or 6%.  Sales of framed artwork were up by 6% during the period as compared with the prior year period as more customer orders were filled.  All of the revenues recorded during 2008 and 2007 are from the Company’s framed artwork segment.  There were no grass segment revenues recorded during 2008 and 2007.

Cost of Revenues

Costs of revenues were $249,000 and $869,000 for the period ending December 31, 2008 and 2007, respectively, a decrease of $620,000, or 71%.   Additional cost of goods sold expenses related to artwork inventory adjustments were recorded for the month ending December 31, 2007, and no such adjustments were necessary for the period ending December 31, 2008.   These adjustments contributed to the lower costs of revenues for 2008.  All of the cost of revenues recorded during 2008 and 2007 are from the Company’s framed artwork segment.  There were no grass segment cost of revenues recorded during 2008 and 2007.

Gross Profit

The resulting effect on these changes in revenues and cost of revenues from 2007 to 2008 was an increase in gross profits from a loss of $53,000 in 2007 to income of $617,000 in 2008, an improvement of $670,000, or 1,264%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $516,000 and $101,000 for the period ending December 31, 2008 and 2007, respectively, an increase of $415,000, or 411%.

Framed Artwork Segment
Of the total amounts, the framed artwork segment had selling, general and administrative expenses of $334,000 and $101,000 for 2008 and 2007, respectively, an increase of $233,000.  This increase was primarily due to higher commissions, salaries, frame sample expense, depreciation and amortization expense in 2008 over the same period of 2007.

Grass Segment
Of the total amounts, the grass segment related to growing Giant King Grass in the PRC had selling, general and administrative expenses of $182,000 and zero for 2008 and 2007, respectively, an increase of $182,000.  This segment did not have any corresponding costs incurred in 2007, as this segment commenced operations in the fourth quarter of 2008.  Included in the costs of $182,000 were professional accounting fees of $95,000, consulting fees of $62,000, public relations fees of $15,000 and other expenses of $10,000.

Income (Loss) from Operations

The resulting effect on these changes in gross profits, selling, general and administrative expense was that the Company had a income from operations of $101,000 for the period ending December 31, 2008 and a loss from operations of $154,000 for the period ending December 31, 2007, an improvement of $255,000.

Framed Artwork Segment
Of the total amounts, the framed artwork segment had an increased income from operations of $437,000 from 2007 to 2008.

Grass Segment
Of the total amounts, the grass segment had a loss from operations of $182,000 in 2008.  There were no results of operations for 2007 as the segment commenced operations in the fourth quarter of 2008.

Other Income (Expense), Net

Other income (expense) was a loss of $17,000 in 2007 and zero in 2008.

22.
We note on page 64 that stock incentives for a total of 8% of the outstanding shares of common stock will be issued with an exercise price of 80% of the fair value of the stock upon the occurrence of the Second Closing.  Please expand the disclosure in management’s discussion and analysis on page 26 to include the contingent issuance of stock incentives and an estimate of the financial statement impact of these stock incentive issuances.

Response:

The second closing date was extended until August 21, 2009, based on an amendment to the Securities Purchase Agreement on June 22, 2009.  We do not know exactly what the fair market value of our common stock will be on August 21, 2009, but we have determined a Proposed Maximum Offering Price Per Unit of $3.00 per share in this S-1 filing for each share of common stock.  8% of outstanding common shares will be issued to Mr. Chang and Mr. Wang as mentioned on page 26 (this translates to 688,000 common shares).  Assuming $3.00 per share common stock price on August 21, 2009, this would result in the Company issuing these stock incentive options at a per share price of $2.40 per share (20% discount), resulting in stock compensation expense of approximately $412,800 to be amortized over 24 months which is the stock option vesting period, or $17,200 per month.

We have added language addressing this to page 64, page 75 and page 26 in the Amended S-1 filing.

23.
We note your statement that any agreement regarding land use rights for the arable land in Guangdong province in China will be assignable to the company.  Please expand this disclosure to indicate whether the company will be required to pay any amounts to obtain the assignment of these rights. Such disclosure should also explain the nature of these rights and the length of time they would be available to IPA China or the company.

Response:

The following language was added.

Currently approximately 45 hectares are leased by IPA China in Guangdong province for a term of 25 years. We do not expect to request an assignment of this lease.

24.
The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  Please expand your management’s discussion and analysis to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties so that investors can assess the likelihood that past performance is indicative of future performance.

For example, you identify here and elsewhere in your disclosure uncertainties associated with:

▪
The uncertainty of the closing of your transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd. and the resulting termination of employment agreements and application of a non-compete agreement that will result if such closing does not occur;

▪	Your plans to develop your grass business and your expansion into new markets (page 8);
▪	The regulatory environment in which you operate (pages 13-15);
▪	The decrease in revenues you experienced in the first quarter of 2009 (page 24)
▪	The long term prospects for your art framing business and whether management plans to deemphasize this business;
▪	The lack of customers for your grass crops and your dependence on one customer in your framed art business (page 30); and
▪	Development of an agricultural project in Tanzania, Africa (page 30).

These are merely examples.  The disclosure should include how you are addressing these issues and provide insight into management’s expectations regarding how these issues could affect your future performance, and results of operations.

Response:

We have added a new section entitled “Material Trends and Uncertainties” to Management's Discussion and Analysis on page 23, and have also identified issues and express management's expectations elsewhere in the document.

25.
Please address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company.  It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

Response:

The following insert was made in the amended S-1 filing in the new section entitled Material Trends and Uncertainties to Management's Discussion and Analysis.

“Management understands that changing from a private to a public company will require additional legal, accounting and other public company costs not required for a private company including the costs of Sarbanes-Oxley 404 requirements.  We estimate that these additional public company costs will cost approximately $400,000 per year.  Management expects that cash on hand and operating profits from existing business lines will reduce the burden of these costs on a going forward basis.  We have signed employment agreements with a CEO and CFO who are experienced in public reporting companies.”

26.
Please revise your disclosure to include management’s assessment of your ability to comply with Section 404 in a timely manner and indicate when you will be required to be in compliance with such requirements.  Briefly state when you anticipate establishing adequate personnel resources, independent oversight, and documentation for financial reporting.

Response:

The following insert was made in the amended S-1 filing in the new section entitled “Material Trends and Uncertainties” to Management's Discussion and Analysis.

“We are currently interviewing consultants with expertise in SOX 404 rules and applications to assist management in its preparations of SOX compliance.  The consultants being interviewed have established the necessary documentation and performed the required testing for other public companies and we will draw on this experience.  Our CFO will be the main contact with the SOX 404 consultant in the assessment, documentation and establishing of internal controls.  We expect to engage a consultant in the next few months.  We are aware that our internal controls will be tested and subject to an external auditors’ opinion in 2010.”

Liquidity and Capital Resources, page 25

27.
We note your statement that you expect cash on hand and future operating cash flow to fund operations for a minimum of the next twelve months and that the company has “no immediate need for additional outside financing.” However, we also note your risk factor disclosure on page 12 that your growth prospects may be affected if you are unable to obtain additional capital and that you may require additional cash resources in order to “maintain” your business.  Please revise your disclosure in this section to address management’s expectation that it may need additional capital.

Response:

We agree with your comment and have amended the disclosure on page 25 to the following:

The Company expects cash on hand as of March 31, 2009 and future operating cash flow to fund operations for a minimum of the next twelve months, and as such, the Company has no immediate need for additional outside financing; however if revenue forecasts are not met or if future operating expenses or capital requirements increase beyond our control, the Company may need to seek additional cash resources.  This could be from the sale of additional equity securities or new debt securities.  There is no guarantee that the Company will be able to obtain needed equity or debt financing.

We have also revised our risk factor disclosure on page 12 to be consistent with this amended language.

Our Business, page 29

28.
Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data prepared by Feed International, the Monday Morning Corn Report and the article you reference from Time magazine.  Confirm that this analysis is publicly available.  Please highlight the specific portions that you are relying upon so that we can reference them easily.  In addition, if any of this analysis has been prepared specifically for this filing, please file a consent from the relevant party.

Response:

Copies of documents we have used or relied upon have been provided to the Staff on a supplemental basis. All of these are documents are publicly available and none have been prepared specifically for this filing. Specific portions have been highlighted where possible. The documents include:

•	1/3 of U.S. corn crop used for ethanol production—Money Morning Corn Price Report quoting US Department of Agriculture March 29, 2009
•	Scan of Time Magazine March 23, 2009 Toyota advertisement
•	State of California white paper on low- carbon fuel standards
•	July issue of Scientific American cover story on Grassoline
•	Popular Mechanics article on alternative fuels
•	Union of Concerned Scientists Biofuels Report

29.
Provide us with objective support for your assertions regarding the marketplace in which you conduct business and revise your disclosure to ensure that you make clear upon what standard or measure you base your claims. Please provide the basis for the following comments:

•	A “growing trend” towards small dedicated power plants (page 29);
•	Your statement that “10% to 30% of coal may be replaced by burning grass in a power plant” (page 29);
•	Your description of improved agriculture, alternative energy and a cleaner environment as being China’s “top three national initiatives” (page 30);
•	Your statement that “the grass growing process itself reduces carbon dioxide pollution” (page 30);
•	Your statement that Giant King Grass has “significantly higher productivity than competing grasses (page 31) and that it has expected yields “substantially higher” than other grasses (page 31); and
•	Your statement that your framed art products are sold at a “favorable price” (page 31).

To the extent that you do not have independent support for these statements, please characterize them as your beliefs and disclose the bases for these beliefs.

Response:

A growing trend toward small dedicated power plants is documented in revised text in the S-1 and is supported by the attachments on Dragon Power and A-Power that shows more than 20 new small dedicated biomass power plants since 2004.

The statement “10% to 30% of coal may be replaced by burning grass in a power plant (co-firing)” is supported by attached documents from the National Renewable Energy Laboratory and the US Department of Energy.  These documents support up to 20%. We have been unable to locate the article on 30%. Therefore we have amended the S-1 to indicate 20% as the maximum amount of biomass for coalfiring with minimal modifications to the coal fired power plant.

Chinese national priorities are documented in five attachments. One from the Chinese five-year plan, one from the Chinese National Development and Reform Commission (NDRC), one from the Vice Premier on energy and environment, and two on agriculture priorities

Grass and other plants absorb carbon dioxide during photosynthesis.  This is well known and documented in the attachment on carbon dioxide. Please also see the attachment entitled Grassoline from Michigan State University Alumni Magazine and the Scientific American article cited in the response to comment 28.

Giant King Grass has significantly higher productivity than competing grasses and has higher expected yield.  Both of these statements are equivalent because higher productivity means higher yield per unit of land. Several articles supporting the statement are attached. The attached information on Giant King Grass reports productivity of 25 tonnes/mu and 15 Chinese mu are equal to one hectare. This is a yield of 375 tonnes (wet or freshly cut) per hectare per year. This is data from southern China with several harvests per year. The attached article on switchgrass reports a maximum of 20 tons per hectare in North America. Switchgrass has lower productivity, but can survive the cold winters of northern climates.  The article from Ecoworld indicates that other grasses can have yields up to 25 tons per hectare.  Please note that a metric tonne is 1000 kg or 2200 pounds. A US ton is 2000 pounds.  This 10% difference is not significant to the general argument. Also attached is a presentation by Prof. Zuo of China who was trained at Auburn University in Alabama. He has tested several of these grasses in China. Giant King Grass has significantly higher productivity than all of these grasses.

Framed art is sold at a favorable price.  This statement is our belief based on our successful sales to customers in a very competitive environment. We have also received feedback from customers on our quality and favorable price. We have modified the statement in the S-1 to indicate that this is our belief.

Grass Business Division, page 29

30.
Please revise the discussion of your grass business division to clearly disclose the following: (i) the products and services you currently offer; (ii) the timeframe in which management anticipates commencing sales of grass; and (iii) the percentage of revenues management anticipates deriving from the grass division. We note that your website seems to indicate that the services and products associated with that business are currently offered to customers,

Response:

We have added text to the description of the grass business division on page 36 of the S-1:

“Currently the company is growing Giant King Grass on land leased by the company for 25 years in Guangdong province in China. This grass can be harvested and sold directly to customers, and it can be used to provide new seedlings for expanded growing.  A single plant can generate 20 to 35 seedlings from its stalk and shoots (tillers) in addition to allowing the harvest and sale of the leaves.

The company is working to produce enough seedlings and obtain enough land to have at least 1000 to 2000 hectares under cultivation in 2010.  With this much land, a 30 MW electricity generating power plant can fueled 100% by grass, or a combination of grass and agricultural waste. The grass revenue from 1000 ha is expected to be greater than $4 million and $8 million from 2000 ha based on a price of $40 US per metric ton. Power plants in China now pay $36 per metric ton for agricultural waste that has lower quality than Giant King Grass. Biomass power plant operators have indicated to the company, that they prefer to have a dedicated energy crop to provide a reliable and consistent fuel source for at least 50% of their power generation needs. The company is in discussions with biomass power plant suppliers and operators, and with parties that have access to significant amounts of land.

The company believes that it can also obtain a minimum of $40 US per metric ton in China for Giant King Grass as animal feed.

The company expects to have in excess of 4000 ha under cultivation in 2011 which should generate revenues in excess of $16 million.

Production of Giant King Grass seedlings should be well under control and allow him many times increase in production each year in the future.

For comparison, the frame business generated $6,824,000 in revenue for the twelve months ended December 31, 2008.

The company is currently seeking long-term supply contracts for grass for animal feed, electrical power production and for liquid biofuels such as cellulosic ethanol. The company is offering Giant King Grass for sale to customers. The company does not sell seedlings to third parties, but is willing to provide seedlings and grass growing expertise to joint venture partners where the company can benefit from the recurring revenue stream of grass sales.  A power plant using Giant King Grass as fuel will potentially enter into a 20 year grass supply contract with several additional 10 year options.”

31.
We note your statement on page 31 that management expects that the grass business will be as large as the framed art business by 2011.  Please revise your disclosure to provide additional analysis of management’s basis for this belief.

Response:

This analysis is included in the text added in response to comment 30.

32.
Revise this section to clarify that you currently only own 70% ofIPA BVI. Such disclosure should address the possibility that you may not retain such ownership if the second closing of the transaction with VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co.. Ltd does not occur.

Response:

The following text was added to the amended S-1 document:

Currently, we control 70% of the equity interests of IPA BVI as a result of the First Closing of the Purchase Agreement between VGE, VIASPACE Inc., Sung Hsien Chang and China Gate Technology Co., Ltd.  This is discussed in detail under “Corporate History” in the Company’s “Management Discussion and Analysis of Financial Condition and Results of Operation.

Competition, page 30

33.	We note your statement that Giant King Grass is “proprietary.” Please expand your disclosure to explain the basis of this proprietary right.

Response:

We removed the word proprietary and replaced it with the following text:

The VIASPACE Green Energy Giant King Grass is a natural hybrid of pennisetum purpureum with another grass.  This hybrid is not generally available, and to our knowledge no one else is growing Giant King Grass, as a commercial crop.

Customers, page 31

34.
Please identify the customer who represented 57%of your total revenues in 2008 and file any agreement with this customer as an exhibit to your registration statement.  See Item 101(c)(vii) of Regulation S-K.

Response:

The customer who made up 57% of our total revenues in 2008 is Hobby Lobby Stores.

Attached is a revised section that will be included in the amended S-1.
Customers

All of our current framed artwork customers are national U.S. retailers.  Our grass business has not generated revenue yet...  For 2008, sales to one customer, Hobby Lobby Stores, comprised 57% of our total revenues.  We believe this concentration of sales made to a small number of customers will continue in the near future.  A loss of any customer by us could significantly reduce our future revenues. Our grass business has not generated revenue yet.  On May 15, 2009 we signed a Memorandum of Understanding with Auro Infra to develop a project to grow grass in Tanzania, Africa to feed cattle and sheep, and explore the opportunity for biomass fueled power plants.  We have been meeting with potential customers in China.  We have also received inquiries from Indonesia and Brazil.

35.	Please revise your disclosure to disclose the status of your negotiations to develop an agricultural project in Tanzania.

Response:

We added the following sentence to the amended S-1:

On May 15, 2009, we signed a Memorandum of Understanding with Auro Infra to develop a project to grow grass in Tanzania, Africa to feed cattle and sheep, and explore the opportunity for biomass fueled power plants.

Intellectual Properties, page 32

36.
Please provide the material terms of your license agreement with China Gate Technology, Ltd, including the term of such agreement.  Please clarify, if true, that the tight to the Giant King grass seedlings is granted to IPA China, not to the company.  Please file this agreement as an exhibit to your registration statement.

Response:

The intellectual property section was modified as below.  The agreement will be filed as an Exhibit.

IPA China received its license authority to obtain and grow Giant King Grass from China Gate Technology Co. Ltd., a Brunei Darussalam company ("Licensor"), in an agreement dated November 11, 2008. IPA China purchased 1.2 million seedlings under the agreement, which also provided that China Gate agree to refer any of its future sales over small quantities (20,000 seedlings) in Guangdong province China and in North America to IPA China.  China Gate also agreed to provide IPA China with technical support to assist in planting. The agreement does not provide any limitation on IPA China’s ability to grow, harvest and market the grass anywhere in the world.  In addition to Giant King Grass, the license/agreement covers elephant grass and Purple King Grass. The company plans on evaluating opportunities for these grasses as well.

Management, page 33

37.	Please identify each director that is independent. See Item 407(a) of Regulation S-K.

Response:

None of the directors of the Company are independent in accordance with Item 407(a) of Regulation S-K.   We have added this statement to the amended S-1.

38.	Please provide disclosure regarding any compensation paid to your directors in the last fiscal year or confirm that no such compensation was paid. See Item 402(r) of Regulation S-K.

Response:

We have added disclosure in the amended S-1 on p. 35 that directors did not receive any compensation in 2008 other than their salary as follows.  Directors who are not officers received zero compensation.

Director Compensation

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors may receive cash, stock or stock options for their service on the Board of Directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.  None of the employee or non-employee directors of the Company received any director compensation for serving on the Board of Directors in 2008.  Directors who are employee officers of the Company received only salary which is shown in the Summary Compensation Table.

Related Party Transactions, page 43

39.	Please revise your disclosure to indicate whether the related party transaction policy disclosed on page 44 is verbal or written. See item 404(b)(iv) of Regulation S-K.

Response:  We have a written policy as disclosed in the Related Party Transaction section.

Passive Foreign Investment Company, page 51

40.
We note your statement that the composition of your income and. assets will be affected by how you spend the cash you raise “in this offering.”  However, we note your statement on page six that you will not receive any proceeds from this offering.  Please clarify your disclosure.

Response:   We have deleted references to cash being raised in this offering in this section.

  Market and Pricing Considerations, page 52

41.	Please expand your disclosure to describe the various factors considered in determining the offering price. See Item 505of Regulation S-K.

Response:  We have expanded our disclosure accordingly.

Listing on the Over-the-Counter Bulletin Board, page 52

42.
Please note that the Over-the-Counter Bulletin Board is not an exchange, and therefore, securities are not listed on this trading system. Please revise to remove the implication that your securities will be “listed” on the Over-the-Counter Bulletin Board,

Response:  We have deleted references that our securities are “listed” on the Over-the-Counter Bulletin Board.

Financial Statements, page 54

43.
We note on pages 8 and 24 that VGE had no operations prior to October 21, 2008 but that IPA BVI and IPA China have been operating since 2003. Please tell us how you evaluated whether either of these acquired entities are predecessors of the registrant pursuant to the guidance in section 405 of Regulation C.  Please provide audited financial statements for IPA BVI through the date of acquisition or tell us why you believe IPA BVI is not your predecessor for financial accounting purposes.

Response:

VGE and its majority-owned parent company, VIASPACE Inc., acquired IPA BVI and IPA China on October 21, 2008.  VIASPACE Inc. is a public reporting entity and was required to perform an audit of the financial statements of IPA BVI and IPA China.  VIASPACE filed a Form 8-K/A with the SEC on January 7, 2009 which included audited financial statements of both IPA BVI and IPA China for the years ended December 31, 2006 and December 31, 2007.  We also included quarterly financial statements for the period ended September 30, 2008 in this Form 8-K/A filing.  For the year ended December 31, 2008, IPA BVI and IPA China results were audited as part of the consolidated audit of VIASPACE Inc.  The consolidated audit of VIASPACE Inc. was filed with the SEC on March 31, 2009.

44.
We also note on page 77 that the pro forma financial information for IPA China appears to be significant to your revenues and earnings.  Please also provide audited financial statements for IPA China pursuant to Rule 8-04 of Regulation S-X or tell us why you believe such financial statements are not required.

Response:

Please see our response to Question 43 as we believe it addresses this question.

45.	Please provide pro forma financial information pursuant to the guidance in Rule 8-05 of Regulation S-X.

Response:

We have added the pro forma financial information to the end of Note 8 in the audited financial statements.

46.
We note on page 77 that VIASPACE, your parent, recorded goodwill of $12,322,000 in conjunction with the VIASPACE acquisition of IPA China. Tell us how you allocated the entire purchase price ofIPA China between VIASPACE and VGE and explain to us how you utilized push down accounting for the IPA China acquisition, if applicable.

Response:

The purchase price was allocated based on the consideration issued by each entity.  We believe that push down accounting does not apply as the ownership change in the acquisition was less than 80%. In general, we understand that push-down accounting is required for SEC registrants if more than 95 percent of the voting securities are acquired in a transaction or a series of transactions.

Report of Independent Registered Public Accounting Firm, page 55

47.
We note that your auditors are located in Encino, California.  It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in China.  Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

▪
Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

▪	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Response:

Our auditors’ Goldman Parks Kurland Mohidin (GPKM) LLP use the services of a local accounting firm in China. The name of the Firm is Beijing AnShun International CPAs Co., Ltd. (BAIC), which is registered with the PCAOB.  BAIC   is located in Beijing, China. This firm works exclusively for GPKM. BAIC employs Chinese CPA’s and accounting graduates from Chinese universities who are familiar with US GAAP and GAAS. One of the director/pats of the firm is a Delaware CPA and a Graduate of York University, Canada. GPKM obtains the services of BAIC in performing the audit. GPKM’s engagement partner, Ahmed Mohidin is responsible for planning the audit, which includes preparation of a detailed audit planning memorandum that is discussed with BAICs partner, manager and staff before the start of the audit. The Engagement Partner also provides audit programs and day-to-day guidance to BAIC. The CFO and CEO are based in California, USA. The audit report is issued by GPKM without reference to BAIC as other auditors.

Part of the audit procedures has been performed in the USA and part in China. The audit planning, program development, day to day consulting with the audit partner and manager of Beijing Anshun CPA, review of all of the working papers, drafting of representation letters and preparation of the auditors’ report was completed in the US.

The conduct of the audit by GPKM is in accordance with the SEC staff’s speech by Louise M. Dorsey and Stephanie L Hunsaker dated December 6, 2004.  Following is an extract from the Speech.

“In other situations, a U.S. firm may choose simply to "hire" local personnel in a foreign country, such as China, to work as independent contractors for the U.S. audit firm [Slide 49]. In this case, the U.S. audit firm would be required to control all aspects of the work performed by the independent contractor. The independent contractor would report to the U.S. audit firm just like an employee of the U.S. firm, perform all procedures requested by the U.S. audit firm, have the work reviewed by members of the U.S. audit firm as if the independent contractor was an employee of the firm, etc. “

It is also our understanding that other US CPA firms conduct the audit of Chinese companies in similar manner. GPKM has done this in the past.

Consolidated Statement of Operations, page 57

48.	Please revise the Statement of Operations on page 57to include presentation of earnings (loss) per share pursuant to paragraphs 40 and 41 of SFAS 128.

Response:

On Page 57, we have revised the Statement of Operations in the amended S-1 to include presentation of earnings (loss) per share in the amended S-1.

49.	Please revise the Statement of Operations to separately disclose revenues from the sale of products and services for each of the periods presented pursuant to Rule 5-03(a)(1) of Regulation S-X.

Response:

All of the revenues in the Statement of Operations are from product revenues and no services revenues. We have changed the title in the Statement of Operations from “Revenues” to “Product Revenues”.

Consolidated Statement of Stockholders’ Equity, page 58

50.
Tell us how the issuance of shares on the acquisition of Inter-Pacific Arts resulted in the recognition of $1,513,000 of retained earnings and $42,000 of Accumulated Other Comprehensive Income at the date of the acquisition.

Response:

The $1,513,000 retained earnings and $42,000 of accumulated other comprehensive income should have been classified as paid-in capital on the consolidated statement of stockholders’ equity.

We have made this change in the amended S-1 on the consolidated statement of stockholders’ equity for the financial statements as of December 31, 2008 and March 31, 2009 in the amended S-1.  The resultant balance sheet was also changed for those periods reflective of that change.

Note 1 - Summary of Significant Accounting Policies, page 60

51.	Please expand the first paragraph to explain your accounting treatment of the IPA BVI and IPA China acquisitions.

Response:

The Company’s accounting treatment of the IPA BVI and IPA China acquisitions is discussed in Note 1 “Principles of Consolidation”.

52.
Refer to your discussion of the license on page 29.  Please expand the notes to the financial statements to describe the license, including how you indirectly obtained the license.  Disclose the relationship between the licensee and VGE and the relationship between the licensor and VGE.

Response:

On page 29, we note that “IPA China also has a license to grow and sell a new fast-growing hybrid grass to be used for production of biofuels and as feed for livestock”.  As you requested, we have expanded the discussion of the license on page 60 Note 1 and page 71 Note 1 with the following insert to the Amended S-1.

Note 1

License – IPA China has a license to a grow and sell a new fast-growing hybrid grass known as Giant King Grass to be used for production of biofuels and as feed for livestock.  IPA China licensed this right from China Gate Technology Co., Ltd. (Licensor) who obtained the original license from the inventor.    IPA China did not directly pay for the license.  VIASPACE issued shares of its common stock to Licensor upon the acquisition of IPA China by VIASPACE and the Company on October 21, 2008.  The principal of Licensor, Mr. Maclean Wang, is the Director Grass Development of VGE.  Mr. Wang entered into an employment agreement with VGE on October 21, 2008.

Note 6 — Commitments and Contingencies, page 64

53.
Refer to page 31. We note that you guarantee your customers that there are no counterfeits and that all royalties have been paid.  Please expand the disclosure in Note 6 on page 64 and in management’s discussion and analysis to explain how you make these determinations.  Tell us how you account for these guarantees and whether you have had any claims since 2003.

Response:

We have added the following paragraph to page 64 Note 6 and to page 75 Note 6 to discuss the guarantee we make to customers that the products purchased from us contain no counterfeits and that all royalties have been paid.  We have also added this paragraph in management’s discussion and analysis under contractual obligations on page 26.

“IPA art designers work with buyers from retail chains to choose prints and other art forms from catalogs of licensed work. We only purchase prints from companies with whom we have long-standing relationships, and we guarantee our customers there are no counterfeits and that all royalties have been paid.  The vendors from whom we purchase prints guarantee to us that all of the prints they are selling are not counterfeits and that all royalties have been paid to the artist of the prints.  We then pass this guarantee on to our customers.  Since the time IPA was formed in 2003, we have not received any legal claims challenging any of the prints we have sold.”

Note 8 – Acquisition of IPA, page 66

54.	Please expand the disclosure to include your accounting treatment for each of the First and Second Closing.

Response:

The first and second closings were simply payment terms negotiated by the parties. These were not accounted for as a step acquisition as it was an integrated transaction.

55.
You disclose in management’s discussion and analysis at page 22 that you control 70% of IPA BVI.  Tell us how applied the transition guidance in SFAS 160 in determining the appropriate presentation of the noncontrolling interest.

Response:

SFAS 160 was not applicable to the December 31, 2008 financials. We don’t believe that the first and second closings were anything more than payment terms as described in an earlier response.

56.	Please expand the disclosure of the acquisition to include all disclosures required pursuant to paragraphs 67-73 of SFAS 141R.

Response:

The acquisition occurred on October 21, 2008.  We believe this acquisition is subject to disclosure requirements of SFAS 141 and not SFAS 141R which impacts acquisitions after January 1, 2009.  We believe all of the disclosures in Note 8 are complete.

Financial Statements - March 31, 2009, page 67

57.
If you have determined that IPA BVI is a predecessor to your operations, please revise the Statement of Operations and Statement of Cash Flows to include the corresponding period of the preceding year.

Response:

We do not believe that IPA BVI is a predecessor to our operations.  The acquisition by the Company was a forward acquisition and not a reverse acquisition.

58.	Please expand the disclosure in Note 1 on page 73 to include segment disclosures required pursuant to paragraphs 25-28 of SFAS 131.

Response:

We have added the following disclosure on page 62 regarding segment disclosures.  The underlined section was added to the amended S-1.

Segment Reporting and Geographic Information – SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.  At December 31, 2008, all of the Company's operations are conducted in one industry segment, the Consumer Products segment which specializes in manufacturing and selling high-quality, copyrighted, framed artwork to retail stores.  In the future, the Company expects to incur revenue and expenses in a Grass segment, through its growing, harvesting and selling of its Giant King Grass as a livestock feed as well as a feedstock for biofuel production.  All of the Company’s revenues for 2008 are in the Consumer Products segment.  All identifiable assets at December 31, 2008 are in the Asia/Pacific region and are related to the Consumer Products segment, with the exception of inventory, which is broken down by segment above.

We have added the following disclosure on page 73 regarding segment disclosures. The underlined section was added to the amended S-1.

Segment Reporting and Geographic Information – SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.  At March 31, 2009, the Company's operations are conducted in two industry segments, the Consumer Products segment which specializes in manufacturing and selling high-quality, copyrighted, framed artwork to retail stores and the Grass segment, through its growing, harvesting and selling of its Giant King Grass as a livestock feed as well as a feedstock for biofuel production.  From a geographic standpoint, all of the Company’s revenues for 2009 are to customers in the United States.  All of the Company’s revenues for 2009 are in the Consumer Products segment.  All identifiable assets at March 31, 2009 are in the Asia/Pacific region and are related to the Consumer Products segment, with the exception of inventory, which is broken down by segment above.

Note 8 Acquisition of IPA BVI and IPA China, page 76

59.	Tell us how you determined the fair value of the 3,500,000 shares of VGE common stock issued in the acquisition of IPA BVI.

Response:

VIASPACE and VGE acquired IPA BVI and IPA China on October 21, 2008 for a combination of VIASPACE common shares, VGE common shares, and a VIASPACE note to seller.  The common shares issued by VIASPACE for the acquisition had a fair market value of $4,588,608 on October 21, 2008, using the OTC BB closing price of VIASPACE common stock on that date ($0.0166).   VIASPACE also agreed to issue the Seller a note for $4,800,000.  The total fair value of the VIASPACE common stock issued and the note total $9,388,608.  For this, VIASPACE did not retain 100% of the outstanding common shares of VGE, but rather only 59.3% of VGE, since as part of the acquisition, the Seller was also issued 3,500,000 common shares of VGE and VIASPACE was issued an additional 8,090,000 common shares of VGE.  After the acquisition, VIASPACE owned 59.3% of the outstanding common stock of VGE (8,100,000 shares) and the Seller owned 40.7% of the outstanding common stock of VGE (3,500,000 shares).  The 40.7% share of VGE was valued at $6,443,783 by VIASPACE (total fair value of stock and debt issued by VIASPACE $9,388,608 / 59.3% = $15,832,391 minus $9,388,608 = $6,443,783).

The following paragraph is included in Note 8 of the financial statements as of March 31, 2009.  We will also add this paragraph to the financial statements as of December 31, 2008.

“The value paid by VIASPACE and VGE for the acquisition was $15,832,000 composed of:  fair market value of VIASPACE stock issued for assets acquired - $4,589,000; VIASPACE loan to Mr. Sung Chang - $4,800,000; and VIASPACE minority interest in VGE - $6,443,000.  The net assets acquired totaled $3,003,000.  The excess of value paid for the acquisition in excess of net assets acquired was assigned to:  grass license - $507,000 and goodwill - $12,322,000 which are recorded on the balance sheet of VIASPACE.”

60.	Please expand the disclosure of the acquisition to include all disclosures required pursuant to paragraphs 67-73 of SFAS 141R.

Response:

The acquisition occurred on October 21, 2008.  We believe this acquisition is subject to disclosure requirements of SFAS 141 and not SFAS 141R which impacts acquisitions after January 1, 2009.  We believe all of the disclosures in Note 8 are complete.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP

/s/ Ryan Hong
Ryan Hong, Esq.